June 22, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-7010

RE: Lighting Science Group Corporation, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed May 22, 2007
File No. 333-142018

Dear Ladies and Gentlemen:

On behalf of our client, Lighting Science Group Corporation (the “Corporation”), we submit the following responses to the letter dated June 15, 2007 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Corporation’s Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”). For your convenience, we are also sending to each of Peggy A. Fisher and Donald C. Hunt a copy of this letter. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, the Corporation.
We respectfully request that the Staff provide any further comments at its earliest convenience.

Fee Table

1.
We note your response to prior comment 1. As noted in paragraph D.29 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Among the factors to be considered are the selling shareholders’ relationship to the issuer and the amount of shares involved. It appears that Ardsley Partners may be deemed an affiliate by virtue of its beneficial ownership of your common stock. In addition, you are registering a significant percentage of this offering for resale by Ardsley Partners. Please tell us how registration of the shares registered on behalf of Ardsley Partners in the volume currently contemplated is consistent with Rule 415(a)(1)(i).

Response:

As noted in the Corporation’s response to prior comment 1, under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Corporation has considered the question as to whether this secondary offering constitutes a primary offering, and in that regard, the Corporation respectfully believes that the registration of the shares of the Corporation’s common stock (the “Shares”) to be offered on a continuous or delayed basis by Ardsley Partners Renewable Energy Fund, L.P. (“Ardsley”) and Ardsley Renewable Energy Offshore Fund, Ltd. (“Ardsley Offshore”) pursuant to the Registration Statement is permissible. While Ardsley reports to beneficially own approximately 13.3% of the Corporation’s Shares, it is not an affiliate of the Corporation because it does not have the ability to directly or indirectly control the actions of the Corporation either by contract or through management or exercise of voting rights.

Notwithstanding, in light of the Commission’s position on this matter, the Corporation has filed amendment No. 2 to the Registration Statement (“Amendment No. 2”), which decreases the total number of Shares offered on behalf of Ardsley from 11,240,848 Shares to 5,620,424 Shares and the number of Shares offered on behalf of Ardsley Offshore from 425,817 Shares to 212,909 Shares. The total number of Shares now offered pursuant to Amendment No. 2 on behalf of Ardsley represent approximately 7.1% of the total number of Shares outstanding. Further, only 13.8% of the total number of Shares offered pursuant to Amendment No. 2 are offered on behalf of Ardsley. The total number of Shares now offered pursuant to Amendment No. 2 on behalf of Ardsley Offshore represent approximately 0.2% of the total number of Shares outstanding. Further, only 0.5% of the total number of Shares offered pursuant to Amendment No. 2 are offered on behalf of Ardsley Offshore. As a result, the Corporation respectfully submits that its registration of the resale of 40,833,495 Shares in Amendment No. 2 is in compliance with Rule 415(a)(1)(i) and does not constitute an indirect primary offering by the Corporation.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Gregory R. Samuel, Esq. at (214) 651-5645.

Very truly yours,

  /s/ Gregory R. Samuel

Gregory R. Samuel
(214) 651-5645
Greg.Samuel@haynesboone.com

cc: Donald C. Hunt
Peggy A. Fisher
Ronald E. Lusk
Stephen A. Hamilton